Exhibit 10.31

NAPSTER, INC.

SUMMARY OF DIRECTOR COMPENSATION POLICY

Directors of Napster, Inc. (the “Company”) that are not employed by the Company or one of its subsidiaries (“non-employee directors”) are entitled to receive compensation for their services to the Board of Directors and related committees. The Company’s current policy for compensating its non-employee directors is summarized below.

Cash Retainer Fees. The Company’s non-employee directors are entitled to retainer fees as follows:

Description	Annual Amount
Annual Retainer	$30,000
Additional Retainer for Committee Service	Member of Audit Committee - $10,000 Member of Compensation Committee - $10,000 Member of Nominating & Governance Committee - $10,000

These retainer fees are paid to the director on a quarterly basis. In addition, non-employee directors who serve on the Executive Committee are entitled to receive an additional $2,000 fee for each meeting of that committee they attend. Non-employee directors of the Company are also reimbursed for their reasonable expenses to attend meetings of the Board of Directors and related committees.

Equity Awards. Upon an individual’s appointment to the Board of Directors as a non-employee director, the director will receive an award of 12,500 restricted shares of the Company’s common stock. If the newly appointed director is initially appointed as the chair of the Board of Directors or of the Audit, Compensation or Nominating & Governance Committee, this initial award is increased to 15,000 restricted shares. On January 1 of each year, each non-employee director with at least six months of service on the Board of Directors receives an award of 3,125 restricted shares. If the non-employee director is then serving as the chair of the Board of Directors or of the Audit, Compensation or Nominating & Governance Committee, this annual award is increased to 3,750 restricted shares. Each of these restricted stock grants is scheduled to vest in quarterly installments over a four-year period.